February 22, 2007

Mail Stop 4561

Najeeb Ghauri
Chief Executive Officer
NetSol Technology, Inc.
23901 Calabasas Road, Suite 2072
Calabasas, CA 91302

RE: NetSol Technologies, Inc.
Registration Statement on Form S-3
Filed January 26, 2007
File number 333-140248

Dear Mr. Ghauri:

We have limited our review of your filing to those issues we have addressed in our comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In the interest of simplified disclosure, please consider the application of Rule 429 under the Securities Act to combine this prospectus with the prospectus for your outstanding offering being made pursuant to registration statement, File No. 333-138103. If the two prospectuses are not combined in reliance upon Rule 429, you

should revise your filing to inform stockholders about the distribution of securities that is occurring concurrently under the separate prospectus. In particular, the cover page, prospectus summary and plan of distribution sections should contain appropriate information regarding the other offering.

Facing Page

Calculation of Registration Fee

2. Please revise the footnotes to this table to correlate to the offering being registered in this registration statement as certain current footnotes appear to apply to your prior registration statement.

Incorporation of Certain Documents by Reference, page 16

3. Please incorporate all necessary reports subsequently filed under the Exchange Act.

Signatures, page 18

4. Please revise to indicate the individual signing the registration statement in the capacity of your controller or principal accounting officer. Please see Instruction 1 to signatures section of Form S-3. See also comment 7 of our letter dated November 16, 2006 in this regard.

Exhibit 5.0

5. Counsel's opinion notes that the shares of common stock being registered "will be legally issued" when sold pursuant to the registration statement. Your disclosure suggests, however, that the shares being registered for resale have already been issued. Please revise to provide an applicable opinion on the shares being registered for resale.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853 or Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, please feel free to contact me at (202) 551- 3642.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

CC: Patti L. McGlasson
        General Counsel
        NetSol Technologies, Inc.
        23901 Calabasas Road, Suite 2072
        Calabasas, CA 91302
        Facsimile number: (818) 222-9197